

Jim Hewson · 3rd

Partner/ President at Hewson & VanHellemont, P.C.

Greater Detroit Area · 208 connections · **Contact info**

Hewson & VanHeller P.C.

University of Detroit School of Law

Experience

Partner/ President

Hewson & VanHellemont, P.C.

Jan 1991 – Present · 29 yrs 8 mos

Education

 **University of Detroit Mercy School of Law**

Juris Doctor, Law

1974 – 1976

Activities and Societies: National Moot Court Competition

Skills & Endorsements

Civil Litigation · 21

 Endorsed by **2 of Jim's colleagues at Hewson & Van Hellemont, P.C.**

Personal Injury · 21

Steve Thomas and 20 connections have given endorsements for this skill

Litigation · 18

Endorsed by **Charles Trickey III, who is highly skilled at this**

 Endorsed by **2 of Jim's colleagues at He** Van Hellemont, P.C.

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